Exhibit (a)(37)


In connection with Nortel Networks Corporation's Offer to Exchange dated June 20, 2001, we have received your signature page to the Acceptance Letter. HOWEVER, your Acceptance Letter cannot be processed because your records show you are not eligible for the Offer to Exchange. See Question and Answer 3 contained in the Offer to Exchange.

If you have any further questions please contact us at 1-877-677-8352 (North America) or 1-416-868-2360 (International).